

October 17, 2013

Via E-mail
Yehuda Shmidman
Chief Executive Officer
Sequential Brands Group, Inc.
1065 Avenue of the Americas, 30th Floor
New York, NY 10018

> **Re: Sequential Brands Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2013**
> **File No. 333-191435**

Dear Mr. Shmidman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the relative size of the offering to your outstanding shares held by non-affiliates, the relationship of certain of the selling shareholders to you and the date of the investment transaction. Please advise us why you believe the registration statement is not for a resale of securities in an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415. As you may not register a primary at the market offering on Form S-1, you would have to include a price for the shares and disclose that the selling shareholders are underwriters that will conduct their offering at a fixed price for the duration of the offering. Refer to Securities Act Rule CDI 612.09 for guidance.

Selling Stockholders, page 15

2.   Please advise us whether any of the selling shareholders who are not natural persons are broker dealers or affiliates of broker dealers. For each affiliate of a broker dealer disclose, if true, that the seller purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Otherwise, disclose that the seller is an underwriter.

3.   Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Buckingham Capital Management, Inc. and Siguler Guff Small Buyout Opportunities Fund II, LP.

Undertakings, page II-4

4.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 if you have questions regarding our comments.

                                              Sincerely,

                                              /s/ James Lopez (for)

                                              John Reynolds
                                              Assistant Director

cc (via e-mail): Andy Tarshis, Esq.